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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

April 24, 2012

Ms. Michelle Roberts

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Fund, Inc.
Post-Effective Amendment No. 60
File Nos. 811-3015 & 2-67464

Dear Ms. Roberts:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced post-effective amendment (the “Post-Effective Amendment”), which you communicated to me by telephone on March 29, 2012. Registrant filed the Post-Effective Amendment with the Commission on March 2, 2012 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”).

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment. Registrant will give effect to disclosure changes made in response to Staff comments by means of a post-effective amendment filed pursuant to Rule 485(b) under the 1933 Act.

1.	General Comment – If particular proposals in the proxy are not approved by the shareholders of the fund, please confirm in correspondence that the registration statement will be updated accordingly.

Response: The shareholder meeting of the Registrant was held on April 17, 2012. All proposals in the proxy were approved by the shareholders; therefore, no additional changes regarding the proposals are required in the post-effective amendment to be filed under Rule 485(b).

2.	Millennium Portfolio – Foreign Investment Risk and Initial Public Offering Risk are disclosed in the Principal Risks section but are not disclosed in the Principal Investment Strategies section. Please add related disclosure to the strategy section or delete the risks.

Response: The following disclosure regarding foreign investments and initial public offerings is included in the second paragraph of the Principal Investment Strategies for the Millennium Portfolio:

This Portfolio may invest up to 30% of its assets in foreign securities. The Portfolio may also purchase initial public offerings and may concentrate its investments in particular sectors of the economy.

3.	Primary Investments (p. 73) – Please revise the parenthetical regarding the Millennium Portfolio in the first sentence so that it reads “(65% in the case of the Millennium Portfolio).”

Response: The requested change has been made.

Ms. Roberts

April 24, 2012

4.	Use of Options and Futures (p. 75) – Please revise or clarify the sentence after the last bullet point as it seems to be misplaced.

Response: The Use of Options and Futures section has been revised as follows:

Each portfolio (other than the Money Market Portfolio) may buy and sell (write) various kinds of put and call options, financial futures contracts, index futures contracts, forward foreign contracts, foreign currency options and foreign currency futures contracts. Options and futures may be used for both hedging and investment purposes, although it is anticipated that a portfolio primarily will use them to attempt to protect against possible changes in the market value of securities held in or to be purchased for the portfolio resulting from securities markets or currency exchange rate fluctuations, to protect a portfolio’s unrealized gains in the value of its portfolio securities, to facilitate the sale of portfolio securities for investment purposes, to manage the effective maturity or duration of a portfolio’s portfolio, or to establish a position in the derivatives markets as a substitute for purchasing or selling particular securities. The ability of a portfolio to utilize these transactions successfully will depend on the Adviser’s or subadviser’s ability to predict pertinent market movements, which cannot be assured.

Options and futures transactions have risks associated with them, including possible default by the other party to the transaction, illiquidity and, to the extent the Adviser’s or subadviser’s view as to certain market movements is incorrect, the risk that the use of the transactions could result in losses greater than if they had not been used. Use of put and call options may result in losses to a portfolio, force the purchase or sale of portfolio securities at inopportune times or for prices higher than (in the case of put options) or lower than (in the case of call options) current market values, limit the amount of appreciation a portfolio can realize on its investments or cause a portfolio to hold a security it might otherwise sell. The use of options and futures transactions entails certain other risks. In particular, the variable degree of correlation between price movements of futures contracts and price movements in the related portfolio position of a portfolio creates the possibility that losses on the hedging instrument may be greater than gains in the value of the portfolio’s position. In addition, futures and options markets may not be liquid in all circumstances. As a result, in certain markets, a portfolio might not be able to close out a transaction without incurring substantial losses, if at all. Although the use of futures and options transactions for hedging should tend to minimize the risk of loss due to a decline in the value of the hedged position, at the same time they tend to limit any potential gain which might result from an increase in value of such position. Losses resulting from the use of options and futures transactions would reduce net asset value, and possibly income, and such losses can be greater than if the transactions had not been utilized.

5.	Initial Public Offerings (p. 82) – Please revise the third sentence in this section to clarify which portfolios have been affected by their investments in IPOs.

Response: The second and third sentences have been switched to clarify that the applicable portfolios are those included in the first sentence of the section.

The Millennium Portfolio, Aggressive Growth Portfolio, Small Cap Growth Portfolio, International Portfolio, International Small-Mid Company Portfolio, Mid Cap Opportunity Portfolio and Capital Growth Portfolio may invest more than 5% of their assets in initial public offerings (“IPOs”) at times. The historical performance of these portfolios has been affected by their investments in IPOs. The remaining portfolios may invest no more than 5% of their assets in IPOs. The effect of IPOs on portfolio performance depends on such factors as the number of IPOs in which a portfolio invested, whether and to what extent the IPOs appreciated in value, and the portfolio’s asset base. There is no assurance that a portfolio’s investments in IPOs, if any, will have a positive effect on performance.

Ms. Roberts

April 24, 2012

Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,

/s/ Kimberly A. Plante

Kimberly A. Plante

Senior Associate Counsel